STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1)   The jurisdiction where the Limited Liability Company first formed is Delaware.

2)   The jurisdiction immediately prior to filing this Certificate is Delaware.

3)   The date the Limited Liability Company first formed is April 3, 2017.

4)   The name of the Limited Liability Company immediately prior to filing this Certificate is Dome Audio LLC

5)   The name of the Corporation as set forth in the Certificate of Incorporation is Dome Audio Inc.

In witness whereof, the undersigned, being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate on the _16th_ day of April, 2019.

By:_____

       Benjamin White

Its: Member

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

First: The name of this Corporation is Dome Audio Inc. ("*Corporation*").

Second: Its registered office in the State of Delaware is to be located at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is The Company Corporation.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law ("*DGCL*").

Fourth: The amount of the total authorized capital stock of this corporation is 52,762,500 shares of $0.0001 par value.

Fifth: The name and mailing address of the incorporator is as follows:

Name: Benjamin White

Mailing Address: [insert address]

Sixth: To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

I, the undersigned, as the sole incorporator of the Corporation, have signed this Certificate of Incorporation on April 16th , 2019.



_____
Benjamin White, Sole Incorporator

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